AMENDMENT NO. 5 TO SILVER AGREEMENT

                    Agreement made as of January 15, 2013 between Silver Wheaton Corp. ("Silver Wheaton"), Elsa Reclamation & Development Company ("ERDC"), Alexco Keno Hill Mining Corp (formerly named Alexco Resource Canada Corp.) ("ARCC") and Alexco Resource Corp. ("Alexco").

                    This agreement amends the Silver Purchase Agreement dated as of October 2, 2008, between Silver Wheaton, ERDC, ARCC and Alexco, as amended prior to the date hereof (the "Existing Silver Purchase Agreement").

                    For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                 Definitions

                    In this agreement capitalized terms used but not otherwise defined herein have the meanings given to them under the Existing Silver Purchase Agreement, as amended hereby.

2.                 Amendments

                    The Existing Silver Purchase Agreement is hereby amended effective the date hereof by:

(a)	deleting Section 1(ttt), definition of “Outside Completion Date”, and replacing it with the following in its place and stead:

“Outside Completion Date” means December 31, 2014.

(b)	revising Section 8(d) as per the following:

"The Owners shall perform and complete a Completion Test as and when determined by them, and in any event between January 1, 2013 and December 31, 2013~~within six (6) months of the thirty (30) month anniversary of the Targeted Completion Date~~. If Final Completion is achieved on or prior to the December 31, 2013~~thirty (30) month anniversary of the Targeted Completion Date~~, then the remainder of this Section 8(d) and Section 8(e) shall not apply. If Final Completion has not been achieved on or prior to the December 31, 2013 ~~thirty (30) month anniversary of the Targeted Completion Date~~but the results of the last completed Completion Test between January 1, 2013 and December 31, 2013~~within six (6) months of the thirty (30) month anniversary of the Targeted Completion Date~~ are fifty percent (50%) or more of the Final Targeted Capacity, then the Owners shall pay Silver Wheaton, by the delivery, within five (5) Business Days of the end of each of the next twelve (12) calendar months prior to Final Completion being achieved (each a "Final Monthly Delivery Period"), an amount of Refined Silver equal to the Refined Silver that would have otherwise been delivered to Silver Wheaton during each Final Monthly Delivery Period if Final Completion had been achieved. For purposes of determining the amount of Refined Silver that would have been delivered to Silver Wheaton during a Final Monthly Delivery Period, the Refined Silver due to Silver Wheaton pursuant to Section 5(a) shall be multiplied by a fraction the numerator of which will be the Final Targeted Capacity and the denominator of which will be the average daily throughput capacity achieved during the last completed Completion Test. For greater certainty and the avoidance of any doubt, if the Owners are required to sell and deliver Refined Silver to Silver Wheaton under this Section 8(d), then they shall not be required to sell and deliver Refined Silver to Silver Wheaton under Section 5(a) and the remainder of Section 5 shall continue to apply."

(c)	revising Section 8(e) as per the following:

"If the Owners do not perform and complete a Completion Test between January 1, 2013 and December 31, 2013~~within six (6) months of the thirty (30) month anniversary of the Targeted Completion Date~~, then the Mine will be deemed to have extracted, and the Mineral Processing Facility will be deemed to have processed, an average of 0 tons of ore per day for a period of thirty (30) consecutive days. If, at any time during the period between December 31, 2013 ~~the date that is thirty (30) months from the Targeted Completion Date~~and the date that is the Outside Completion Date, the Owners perform and complete a Completion Test with results that are less than fifty percent (50%) of the Final Targeted Capacity, then Section 20(a)(iii) shall apply, unless prior to Silver Wheaton exercising its rights under Section 20(b), the Owners perform and complete a subsequent Completion Test with results that are fifty percent (50%) or more of the Final Targeted Capacity."

(ii)	revising Section 20(a)(iii) as per the following:

“(iii) the Owners do not perform and complete a new Completion Test between January 1, 2013 and December 31, 2013~~within six (6) months of the thirty (30) month anniversary of the Targeted Completion Date~~ and/or if, at any time during the period between December 31, 2013~~the date that is thirty (30) months from the Targeted Completion Date~~ and the date that is the Outside Completion Date, the Owners perform and complete a Completion Test with results that are less than fifty percent (50%) of the Final Targeted Capacity

3.                 No Other Amendments

                    Except as otherwise expressly provided herein, the Existing Silver Purchase Agreement shall continue in full force and effect, unamended.

4.                 Successors, Assigns and Governing Law

                    This agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties under the Existing Silver Purchase Agreement, as amended hereby, and shall be governed by and construed in accordance with the laws of British Columbia.

5.                 Execution in Counterpart

                    This agreement may be executed and delivered in any combination of original and faxed signed counterparts, all of which taken together shall constitute one and the same original agreement, effective the date hereof.

ELSA RECLAMATION &
ALEXCO RESOURCE CORP.		DEVELOPMENT COMPANY LTD.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer

ALEXCO KENO HILL MINING
SILVER WHEATON CORP.		CORP.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer